UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-52611

CUSIP Number:  Not applicable

(Check one): ⁭ Form 10-K ⁭Form 20-F ⁭Form 11-K  Form 10-Q ☒ ⁭Form 10-D ⁭Form N-SAR ⁭Form N-CSR

For Period Ended: September 30, 2010

⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

IMH Financial Corporation
Full Name of Registrant

IMH Secured Loan Fund, LLC
Former Name if Applicable

4900 N. Scottsdale Rd., Suite 5000
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona  85251
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

IMH Financial Corporation (the "Company”) requires additional time to finalize the analysis and accounting for a transaction that occurred during the period ended September 30, 2010.  The Company is accordingly unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2010 with the SEC within the prescribed time period.  The Company intends to file all documents required for its Form 10-Q as soon as practicable, but in any event on or before the extended November 22, 2010 deadline.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven Darak	480-840-8400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that net loss for the nine and three months ended September 30, 2010 will be approximately $65 million and approximately $20 million, respectively, as compared with $75.1 million and $89.4 million for the corresponding periods of the prior fiscal year.  The decrease in the net loss for the three months ended September 30, 2010 compared to the three months ended September 30, 2009 is primarily due to lower provisions for credit losses made during the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

IMH Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By:	IMH Financial Corporation

/s/ Steven Darak
Steven Darak
Chief Financial Officer and Chief Accounting Officer